UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
INSIDE.COM INC.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      October 25, 2006

Physical address of issuer
9415 Culver Boulevard Culver City, CA 90232

Website of issuer
https://inside.com/

Current number of employees/1099s
Employees: 32; 1099s: 13

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$3,165,235	$1,988,352
Cash & Cash Equivalents	$2,519,985	$1,611,592
Accounts Receivable	$595,812	$337,907
Short-term Debt	$472,910	$258,494
Long-term Debt	$3,176,277	$3,176,277
Revenues/Sales	$4,147,621	$1,896,741
Cost of Goods Sold	$964,855	$633,383
Taxes Paid	$--	$--
Net Income (Loss)	$958,666	($27,499)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 21, 2022

INSIDE.COM INC.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits in their entirety.

INSIDE.COM INC. ("the Company", "Inside.com", "Inside", "we", "us", "our") is a Delaware C-Corporation, formed on October 25, 2006.

The Company is located at 9415 Culver Boulevard Culver City, CA 90232.

The Company's website is https://inside.com/.

Inside.Com Inc. was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email-based news research platform delivering weekly newsletters including top news stories in a variety of topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company. The Company is a C-Corporation; it previously operated under the name Mahalo.Com Inc.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2021. We have filed this report as of the filing date above, and the report may be found on the company's website at https://investors.inside.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Readers should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is operating in a space with low barriers to entry. Competitors can easily enter Inside.Com's market and launch competitive products. Furthermore, Inside.com does not have any filed patents which it can leverage to maintain a defensible position.

We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being

challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition, and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or

even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has conducted the following transactions with related persons. On June 21, 2018, the Company issued a Crowd Note to Jason Calacanis, the Company's Chief Executive Officer, for a purchase price of $250,000. The Crowd Note is outstanding as of the date of this Form C. On July 25, 2018, the Company issued a Crowd Note to Launch Partnership, LLC, whose Chief Executive Officer is Jason Calacanis, for a purchase price of $25,000. The Crowd Note is outstanding as of the date of this Form C-AR. On August 5, 2016, the Company issued warrants to purchase 540,865 shares of Series B Preferred Stock to Jason Calacanis, the Company's Chief Executive Officer. The warrants are outstanding as of the date of this Form C-AR. On August 5, 2016, the Company issued a convertible promissory note in the amount of $250,000 to Jason Calacanis, the Company's Chief Executive Officer. The convertible promissory note has an interest rate of 6% per annum and has a maturity date of August 5, 2022. Prior to 2016, $60,000 was advanced to the Company by Jason Calacanis, Chief Executive Officer of the Company, to fund operations. This advance was non‑interest bearing with no set maturity date. On August 5, 2016, the Company issued warrants to purchase shares of Series B Preferred Stock to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund, whose managing member is Roelof Botha, a director of the Company. The number of shares of Series B Preferred Stock that may be purchased pursuant to the warrants issued to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund is 472,662, 17,686 and 50,516, respectively. The warrants are outstanding as of the date of this Form C. On August 5, 2016, the Company issued convertible promissory notes to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund, whose managing member is Roelof Botha, a director of the Company. The convertible promissory notes for Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund have a principal amount of $218,475, $8,175, and $23,350, respectively. The convertible promissory notes have an interest rate of 6% per annum and have maturity dates of August 5, 2022.

A majority of the Company is owned by a small number of owners. The Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 58.09% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from investors. For example, these owners may support proposals and actions with which investors may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Inside is an email-based news-research product that aims to make professionals smarter and better informed. Our secret recipe? We hire smart news junkies who are truly passionate about the topics and industries we cover. Turns out that a bright human can distill, curate, and synthesize the news better than the fanciest software on earth.

Business Plan
Inside.Com's email newsletter aims to make professionals smarter and better informed. In order to achieve this goal, the Company has a dual revenue model. The first is ad sales. The Company's average QoQ revenue growth over the 2019-2020 was 14.3%, and its average quarterly revenue was $489,449 (2019-Q1 2020). The second is subscription revenue. The Company's recurring subscription revenue increased 69.61% in 2020 compared to 2019.

The Company built its editor tool/CMS from scratch. Key features include an ad server, custom analytics tool, a priority publishing system, and an email template management workflow.

The Company was founded by Jason Calacanis, a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's also the founder of a series of conferences that bring entrepreneurs together with potential investors.

The Company's Products and/or Services
Inside.com supplies a range of products/services, supplied to a current market of B2B via founders and executives:

Newsletters: The Company has 16+ email newsletters covering topics in business, tech & venture capital. They are created with our proprietary "NMS" (newsletter management system).

Newsletter Management System: The Company has built a powerful, first-of-its-kind NMS, (newsletter management system) called Barboza from scratch. Its NMS also manages all the advertising across its network of newsletters. The Company plans to integrate our NMS with its community and event products over time. The Company currently uses off-the-shelf products to do its events (Zoom) and community (Slack).

Community: The Company's latest product is its internal third-party communication platform. The Company has over 3,000 users participating with its researcher team in a dozen active channels. Some channels cover topics like venture capital, AI, and podcasting, while other channels help solve problems, like ones dedicated to hiring, raising capital, and marketing.

Events: The Company has produced 4 remote events to date and one live event (pre-pandemic). In total, these events have generated over 12,000 signups. The Company's most successful event to date was Meet Our Fund, a reverse demo day where the best investors in the world pitch founders. This event generated over $75,000 in top-line revenue and over 6,600 registrations.

Competition
The Company's newsletter products compete with a plethora of offerings from Axios, Morning Brew, independent voices (on Substack and Revue), and the New York Times. The Company's events business competes with live and online events produced by various trade and B2B event companies.

Customer Base
Readers: Inside readers are founders & executives, primarily US-based; cities with the most Inside subscribers include San Francisco, New York City, Los Angeles. Ad Sponsors: America's top brands already trust Inside. 410 sponsors (newsletter & podcast ads & event sponsorships) from January 2019-June 2021, including many of the world's most recognizable B2B brands. The Company's customers tend to be the heads of marketing at these larger organizations, sourced mainly through outbound sales efforts. 23% of clients rebook, accounting for 33% of revenue in 2021. Paying sponsors include Dell, HelloFresh, Slack, Hubspot, Adobe, Clearbanc, Zoom, Salesforce, Ford, DoorDash, IBM Watson, Silicon Valley Bank.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4702428	INSIDE	Jan 29, 2014	Mar 17, 2015	United States of America

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jason M. Calacanis	Chief Executive Officer, President, Chief Financial Officer, Secretary, and Director	Host of weekly podcast "This Week in Startups", 2009 - Present. Jason reviews the latest news related to new technology startups and often features the founders of various internet companies as guests. Chief Executive Officer, President, Chief Financial Officer, Secretary, and Director, Inside.com, 2007-Present. Jason is responsible for high level decisions and overall company direction to execute mission. Chief Executive Officer and Founder, LAUNCH, 2011 - Present. At LAUNCH, Jason attends and coordinates conferences for startup technology businesses and invests in startup founders.
Roelof Botha	Director	Sequoia Capital, 2003 - Present. Roelof leads responsibility for Sequoia Capital's US operations. Director, Inside.com, 2007 - Present. Roelof is responsible for high level decisions and overall company direction to execute mission.
Matt Coffin	Director	Director, Inside.com, 2007 - Present. Matt is responsible for high level decisions and overall company direction to execute mission. Investor, Coffin Capital and Ventures, 2007 - Present. Matt is an early-stage investor in numerous startup technology companies.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently operates virtually and has 32 employees and 13 1099 contractors in the US and overseas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital consists of 32,992,300 shares of common stock, par value $0.0001 per share (the "Common Stock") and 15,776,970 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock").

The Company has issued the following outstanding Securities as of December 31, 2021:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities (on a fully diluted basis)	Other material terms
Common Stock	10,364,357	Holders have one vote per share of common stock held.	33.87%	N/A
Series A Preferred Stock	7,727,270	Holders have one vote per share of Series A Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company.	25.25%	Rights as defined in the charter
Series B Preferred Stock	4,443,782	Holders have one vote per share of Series B Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company.	14.52%	Rights as defined in the charter
Warrants to purchase Series B Preferred Stock	For the purchase of 1,094,748 shares of Series B Preferred Stock	N/A (Prior to Exercise)	3.58%	Exercise price of $0.001 per share; issued alongside convertible notes; expires 5 years from grant date
Crowd Notes – Series 1 (2018)	$2,627,703.33	N/A (Prior to Conversion)	N/A	See below *
Convertible Promissory Notes (2016)	$506,018	N/A (Prior to Conversion)	0.40%	See below **
Options to Purchase Common Stock under the 2006 Option Plan	2,662,848 outstanding options (3,299,932 reserved for issuance)	N/A (Prior to Exercise)	8.70%	N/A
Options to Purchase Common Stock under the 2017 Option Plan	2,891,954 outstanding options (4,188,000 reserved for issuance)	N/A (Prior to Exercise)	13.69%	N/A

* Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's shares (a "Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price equal to the lower of: (i) 80% of the price paid per share as part of the Qualified Financing, and (ii) the amount equal to $15,000,000 divided by the number of shares of common stock outstanding on an as-converted basis. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except in which the holders of capital stock of the Company immediately prior to such action continued to hold at

least 50% of the voting power of the Company), outstanding principal and accrued interest will be automatically converted in shares of the Company's Series B convertible preferred stock at a price of $4.16 per share. Upon maturity, outstanding principal and accrued interest will be automatically converted to Series B convertible preferred stock at a price of $4.16 per share.

** Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's shares (a "Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price equal to 80% of the price paid per share as part of the Qualified Financing. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except in which the holders of capital stock of the Company immediately prior to such action continued to hold at least 50% of the voting power of the Company), outstanding principal and accrued interest will be automatically converted in shares of the Company's Series B convertible preferred stock at a price of $4.16 per share. Upon maturity, outstanding principal and accrued interest will be automatically converted to Series B convertible preferred stock at a price of $4.16 per share.

Outstanding Debt

As of December 31, 2021, the Company has the following debt outstanding:

Type	2018 Crowd Notes and 2016 Convertible Promissory Notes to Investors
Amount Outstanding	$3,176,277 (including approximately $42,000 in accrued interest)
Interest Rate and Amortization Schedule	The 2018 Crowd Notes have an interest rate of 5% per annum. The 2016 Convertible Promissory Notes have an interest rate of 6% per annum
Description of Collateral	N/A
Other Material Terms	Material terms for both the 2018 Crowd Notes and 2016 Convertible Promissory Notes are located above in the outstanding securities section
Maturity Date	The 2018 Crowd Notes reached maturity in August 2020 and are convertible on-demand by a majority. The 2016 Convertible Promissory Notes have a maturity date of August 5, 2022
Date Entered Into	The 2018 Crowd Notes were issued on a rolling basis from June 2018 through September 2018. The 2016 Convertible Promissory Notes were issued beginning on August 5, 2016

The Company also has a loan outstanding to a related party for the amount of $60,000, without interest or maturity date, classified as a current liability. The details of this loan are in the sections regarding Related Party Transactions.

Ownership

A majority of the Company is owned by a few individuals or entities. Those individuals or entities are Jason Calacanis and various funds associated with Sequoia Capital XII.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership of the Company by the holders of such securities (on a fully diluted basis)
Jason Calacanis	• 9,727,273 shares of Common Stock • Warrants • Convertible promissory notes ($250,000)	31.79% 1.77% 0.20%
Sequoia Capital XII; Sequoia Technology Partners XII; Sequoia Capital XII Principals Fund	• 6,363,636 shares of Series A Preferred Stock • 480,769 shares of Series B Preferred Stock • Warrants • Convertible promissory notes ($250,000)	20.79% 1.57% 1.77% 0.20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides various products/services, including an email-based news-research platform delivering periodic newsletters including top news stories in over fifteen topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Liquidity and Capital Resources
The Company has approximately $2,514,038 in cash on hand and cash equivalents as of January 31, 2022.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, current investors and other readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of their stake

is immediately diluted because each share of the same type is worth the same amount, and those investors paid more for their shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), considering inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what the investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to the investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities as of December 31, 2021:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Common Stock	November 2006	Rule 701	Common Stock	9,727,273 Shares	Working Capital
Series A Preferred Stock	December 2006 – January 2007	Section 4(a)(2) of the Securities Act of 1933	Preferred Stock	7,727,270 Shares	Working Capital
Series B Preferred Stock	May 2007 (add'l in Sept. 2013)	Section 4(a)(2) of the Securities Act of 1933	Preferred Stock	4,443,782 Shares	Working Capital
Convertible Notes	August - November 2016	Section 4(a)(2) of the Securities Act of 1933	Convertible Note	$506,018	Working Capital

Warrants to Purchase Series B Preferred Stock	August - November 2016	Section 4(a)(2) of the Securities Act of 1933	Warrants (Preferred)	1,094,748 of Shares	Working Capital
Crowd Notes – Series 1	June – September 2018	Regulation D 506(c) and Regulation CF	Convertible Notes	$2,627,703	Working Capital
Options (2006 Stock Plan)	January 2008 – March 2016	Rule 701	Options for Common	2,662,848 options	Working Capital
Options (2017 Stock Plan)	June 2017 – February 2021	Rule 701	Options for Common	2,555,324 options	Working Capital

A Regulation Crowdfunding campaign raising Crowd SAFEs is currently underway. More information can be found in the Company's currently filed Form C/A (Filed in March of 2022).

Classes of Securities of the Company

Common Stock

Stock Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Common Stock	Yes	Yes	Yes, junior to any issued preferred stock.	N/A

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series A	Yes, pari passu with other holders of preferred stock and in preference to common stock. Dividend rate of $0.044 per share per annum. Dividends are only payable if declared by the Board and are non-cumulative.	Holders have one vote per share of Series A Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Pari passu with holders of other preferred stock and in preference to common stock. Holders are entitled to receive payment in an amount per share equal to the greater of (i) 1x their original issue price plus all declared and unpaid dividends, or (ii) the amount per share if their preferred stock had converted into common.	Convertible into common stock at the option of the holder, as described in the Company's charter.
Series B	Yes, pari passu with other holders of preferred stock and in preference to common stock. Dividend rate of $0.333 per share per annum. Dividends are only payable if declared by the Board and are non-cumulative.	Holders have one vote per share of Series B Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Pari passu with holders of other preferred stock and in preference to common stock. Holders are entitled to receive payment in an amount per share equal to the greater of (i) 1x their original issue price plus all declared and unpaid dividends, or (ii) the amount per share if their preferred stock had converted into common.	Convertible into common stock at the option of the holder, as described in the Company's charter.

Dilution
When the Company issues more shares (or additional equity interests), the percentage of the Company that investors own will go down, even though the value of the Company may go up. Investors will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If investors are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions
From time to time, the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

On June 21, 2018, the Company issued a Crowd Note to Jason Calacanis, the Company's Chief Executive Officer, for a purchase price of $250,000. The Crowd Note is outstanding as of the date of this Form C. On July 25, 2018, the Company issued a Crowd Note to Launch Partnership, LLC, whose Chief Executive Officer is Jason Calacanis, for a purchase price of $25,000. The Crowd Note is outstanding as of the date of this Form C-AR.

On August 5, 2016, the Company issued warrants to purchase 540,865 shares of Series B Preferred Stock to Jason Calacanis, the Company's Chief Executive Officer. The warrants are outstanding as of the date of this Form C-AR.

On August 5, 2016, the Company issued a convertible promissory note in the amount of $250,000 to Jason Calacanis, the Company's Chief Executive Officer. The convertible promissory note has an interest rate of 6% per annum and has a maturity date of August 5, 2022.

Prior to 2016, $60,000 was advanced to the Company by Jason Calacanis, Chief Executive Officer of the Company, to fund operations. This advance was non‐interest bearing with no set maturity date.

On August 5, 2016, the Company issued warrants to purchase shares of Series B Preferred Stock to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund, whose managing member is Roleof Botha, a director of the Company. The number of shares of Series B Preferred Stock that may be purchased pursuant to the warrants issued to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund is 472,662, 17,686 and 50,516, respectively. The warrants are outstanding as of the date of this Form C.

On August 5, 2016, the Company issued convertible promissory notes to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund, whose managing member is Roelof Botha, a director of the Company. The convertible promissory notes for Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund have a principal amount of $218,475, $8,175, and $23,350, respectively. The convertible promissory notes have an interest rate of 6% per annum and have maturity dates of August 5, 2022.

Bad Actor Disclosure
None.

Ongoing Reporting
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Elliot C.R. Cook*
_____
(Signature)

Elliot C.R. Cook
_____
(Name)

COO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Elliot C.R. Cook*
_____
(Signature)

Elliot C.R. Cook
_____
(Name)

COO
_____
(Title)

April 21, 2022
_____
(Date)

/s/ *Jason Calacanis*
_____
(Signature)

Jason Calacanis
_____
(Name)

Chief Executive Officer, President, Chief Financial Officer, Secretary and Director
_____
(Title)

April 21, 2022
_____
(Date)

/s/ *Roelof Botha*
_____
(Signature)

Roelof Botha
_____
(Name)

Director
_____
(Title)

April 21, 2022
_____
(Date)

/s/ *Matt Coffin*
_____
(Signature)

Matt Coffin
_____
(Name)

Director
_____
(Title)

April 21, 2022
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

[INSIDE]
Inside.Com Inc.
9415 Culver Blvd.
Culver City, CA 90232

To Whom It May Concern:

Re: Company Certified Financials

I, Elliot C.R. Cook certify that the unaudited financial statements of Inside.Com Inc. included in this form are true and complete in all material respects.

Elliot C.R. Cook
Inside.Com Inc.

Inside.Com Inc.

Balance Sheet

As of December 31, 2021

(unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ABernstein5488	10,657
ABernstein9620	13,838
PayPal Bank	18,139
RBC CAD	2,879
RBC USD	55
Rippling Clearing	72,005
Stripe Account	695
WF-Operating-563	2,401,716
Total Bank Accounts	**$2,519,985**
Accounts Receivable	
Accounts Receivable	257,905
Contracts Receivable	337,907
Total Accounts Receivable	**$595,812**
Other Current Assets	
Notes Receivable - Employees	30,477
Prepaid items	10,748
Total Other Current Assets	**$41,225**
Total Current Assets	**$3,157,022**
Fixed Assets	**$8,148**
Other Assets	
Capitalized Expense	0
Domain Name	65
Total Other Assets	**$65**
TOTAL ASSETS	**$3,165,235**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	399,328
Accounts Payable (A/P) - CAD	10,638
Total Accounts Payable	**$409,966**
Credit Cards	
Divvy	507
Total Credit Cards	**$507**
Other Current Liabilities	
FSA-Employee Advance	1,674
Loan Payable Stockholder	60,000
Payroll Liabilities	763
Total Other Current Liabilities	**$62,437**
Total Current Liabilities	**$472,910**
Long-Term Liabilities	
Accrued Interest - Convertible Notes	42,556
Convertible Notes Payable	506,018
Crowd Notes - Series 1	2,627,703
Total Long-Term Liabilities	**$3,176,277**
Total Liabilities	**$3,649,187**
Equity	
Capital Stock	3,855
Paid-In Capital	23,317,771
Retained Earnings	-24,764,245
Net Income	958,666
Total Equity	**$ -483,952**
TOTAL LIABILITIES AND EQUITY	**$3,165,235**

Inside.Com Inc.

Profit and Loss January

- December 2021

(unaudited)

	TOTAL
Income	
Current Income	4,015,266
Discounts given	-15,200
Legacy Income	147,555
Total Income	**$4,147,621**
Cost of Goods Sold	
Editorial Cost	831,736
Events Cost	102,463
Podcast Cost	30,656
Total Cost of Goods Sold	**$964,855**
GROSS PROFIT	**$3,182,766**
Expenses	
Administrative	
Bank Service Exp	8,977
Business Dev/Sales	1,277,979
Credit Card Fee	110
Education and Training	199
HR/Recruiting	5,148
Insurance	11,356
Interest Expense	28
Marketing	285,952
Merchant	26,787
Office Supplies	1,396
Payroll Processing Fee	14,428
Postage & Delivery	257
Printing & Duplication	35
Professional Fees	53,859
Purchases	1,197
Reimbursements	105
Rent Expense	750
Research/Reference Material	37
Tax Expense	6,100
Technology Exp	229,772
Travel Expense	1,718
Total Expenses	**$2,224,047**
NET OPERATING INCOME	**$958,719**

	TOTAL
Other Income	
Interest/Dividend Income	104
Total Other Income	**$104**
Other Expenses	
Exchange Gain or Loss	147
Misc. Clearing Expense Account	10
Total Other Expenses	**$157**
NET OTHER INCOME	$ -53
NET INCOME	**$958,666**

Inside.Com Inc.

Statement of Cash Flows

January - December 2021

(unaudited)

	TOTAL
OPERATING ACTIVITIES	
Net Income	958,666
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-257,905
Prepaid items	-11,353
Prepaid items:Payroll Fees (Prepaid)	7,413
Accounts Payable	193,754
Accounts Payable (A/P) - CAD	10,638
American Express	-334
Divvy	9,816
Payroll Liabilities	542
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-47,430**
Net cash provided by operating activities	**$911,236**
INVESTING ACTIVITIES	
Office Equipment	-2,564
Net cash provided by investing activities	**$ -2,564**
NET CASH INCREASE FOR PERIOD	**$908,672**
Cash at beginning of period	1,611,312
CASH AT END OF PERIOD	**$2,519,985**

INSIDE.COM, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the year ended 31 December 2021

	Capital Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance - 1/01/2021	3,855	23,317,771	($24,764,245)	($1,442,619)
Net profit (loss) 2021			$958,666	$958,666
Balance - 12/31/2021	3,855	23,317,771	($23,805,579)	($483,953)